

June 1, 2010

By U.S. Mail and facsimile (914) 693-1807

Mr. Wei Guo
President and Director
Super Champ Group Limited
c/o Robert Brantl
Counselor at Law
52 Mulligan Lane
Irvington, NY 10533

> **Re: Super Champ Group Limited**
> **Registration Statement on Form 20-F/A**
> **File No. 000-53940**
> **Filed May 26, 2010**

Dear Mr. Guo:

We have reviewed your amended registration statement and your response letter dated May 26, 2010 to our comment letter dated May 5, 2010 and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form 20-F/A filed May 26, 2010
General

1. Please note that your registration statement will become effective by operation of law 60 days from the date you filed it and that you will then be responsible for filing reports required by Section 13 of the Securities Exchange Act of 1934, even if we have not

completed the review process of your filing. If you do not wish to incur those obligations until all of the following issues are resolved, you should withdraw your registration statement and resubmit a new registration statement when you have revised your document.

Risk Factors, page 6

2. We note your response to Comment 2 of our letter dated May 5, 2010. Please revise your Risk Factor on page 6 that begins "We cannot assure you" to eliminate this type of assurance language.

Item 10. Additional Information, page 13

3. We note your response to Comment 17 of our letter dated May 5, 2010. It appears that the modifications to Item 10.B. that you referred to in your response were not made to your registration statement. In this regard we note that there appears to be an incomplete sentence that begins, Memorandum and Articles of Association" at the end of the first paragraph in this section. Please clarify to us and revise your registration statement in accordance with Comment 17 from our letter date May 5, 2010.

* * * *

As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Eric Envall at (202) 551-3234 or me at (202) 551-3434 with any questions.

Sincerely,

Michael Clampitt
Senior Attorney